February 20, 2025

William Drew
Chief Financial Officer
Ranpak Holdings Corp.
7990 Auburn Road
Concord Township, OH 44077

       Re: Ranpak Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38348
Dear William Drew:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing